March 20, 2016

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. William H. Thompson

   Ms. Ta Tanisha Meadows

Re: Bio Matrix Scientific Group, Inc..

Form 10-K for the Fiscal Year ended September 30, 2015

filed January 8, 2016

File No. 0-32201

Dear Mr. Thompson and Ms. Meadows :

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 15, 2016 (the “Comment Letter”) relating to the abovementioned Exchange Act filing made by Bio Matrix Scientific Group, Inc. (The "Company").

On behalf of the Company, we respond as set forth below. The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1. As of September 30, 2015 and December 31, 2015 the Company has determined that an other than temporary impairment loss on 8,066,667 common shares of Entest Biomedical Inc. should not be recognized.

Factors considered were:

(a)	Potential market for the products Entest is endeavoring to develop. Entest intends to develop immunotherapeutic cancer treatments for the veterinary market.The American Pet Products Association (APPA) estimates that there are 77.8 million pet dogs and 85.8 million pet cats in the United States. According to the American Veterinary Medical Association, cancer accounts for almost half of the deaths of pets over 10 years of age. According to the APPA, veterinary care costs were $15.04 billion in the U.S. in 2014, up from $10.1 billion in 2007.
(b)	Recent license of intellectual property. On June 23, 2015 Regen Biopharma, Inc. ( “Regen”), a consolidated subsidiary of the Company, entered into an agreement (“Agreement”) with Zander Therapeutics, Inc. ( “Zander”) whereby Regen granted to Zander an exclusive worldwide right and license for the development and commercialization of certain intellectual property controlled by Regen (“ License IP”) for non-human veterinary therapeutic use for a term of fifteen years. Zander is a wholly owned subsidiary of Entest Biomedical, Inc.
https://www.sec.gov/Archives/edgar/data/1079282/000160706215000277/bmsn20150625form8kex10_1.htm

(c)	History indicating an ability to raise capital. During fiscal years 2014 and 2015 Entest secured aggregate net borrowings of $338,051.
(d)	History indicating an ability to satisfy obligations with equity securities. During fiscal years 2014 and 2015 Entest satisfied an aggregate of $298,157 of principal indebtedness through the issuance of equity securities.

2. $192,000 of revenue recognized by the Company during fiscal year ended September 30, 2015 is attributable to 8,000,000 of the common shares of Entest Biomedical, Inc issued to a consolidated subsidiary of the Company in satisfaction of a license initiation fee payable to the Company pursuant to a license agreement by and between the subsidiary and Zander Therapeutics, a wholly owned subsidiary of Entest

http://www.sec.gov/Archives/edgar/data/1079282/000160706215000277/bmsn20150625form8kex10_1.htm

The following is added to NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES of the Notes to Financial Statements:

“Sales of products and related costs of products sold are recognized when: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. These terms are typically met upon the prepayment or invoicing and shipment of products.

The Company determines the amount and timing of royalty revenue based on its contractual agreements with intellectual property licensees. The Company recognizes royalty revenue when earned under the terms of the agreements and when the Company considers realization of payment to be probable. Where royalties are based on a percentage of licensee sales of royalty-bearing products, the Company recognizes royalty revenue by applying this percentage to the Company’s estimate of applicable licensee sales. The Company bases this estimate on an analysis of each licensee’s sales results. Where warranted, revenue from licensees for contractual obligations such as License Initiation Fees are recognized upon satisfaction of all conditions required to be satisfied in order for that revenue to have been earned by the Company. “

The Company believes that the abovementioned accounting policies comply with ASC 605.

3. Amended to comply with the Commission’s comment.

4. The Company prepares its Statement of Cash Flow under the ‘indirect method” (ASC 230-45-28) which requires adjusting net income to reconcile it to net cash flow. Such reconciliation require recognition of noncash activities which affect Net Income (See ASC 230-45-28(b)).Loss on debt settlement through issuance of securities and compensation paid in securities of the Company are noncash activities which affect Net Income. Debt settled in securities are noncash activities which do not affect Net Income and is disclosed in a Supplemental Disclosure.

5. As of September 30, 2015 and as of December 31, 2015 500,000,000 authorized and unissued common shares of the Company were reserved for issuance pursuant to the non interest bearing Convertible Note issued by the Company to Star City Capital, LLC in the face amount of $300,000 due and payable April 1, 2016.

6. The following has been added to Note 10 of the Notes to Financial Statements for the Year Ended September 30, 2015

8,066,667	Common Shares of Entest Biomedical, Inc.

Basis	Fair Value	Total Unrealized Losses in Other Comprehensive Income	Net Unrealized Gain or (Loss) realized during the year ended September 30, 2015
41,528,361	159,720	(41,368,641)	(35,280)

The following has been added to Note 10 of the Notes to Financial Statements for the Quarter Ended September 30, 2015

8,066,667	Common Shares of Entest Biomedical, Inc.

Basis	Fair Value	Total Unrealized Losses in Other Comprehensive Income	Net Unrealized Gain or (Loss) realized during the quarter ended December 31, 2015
41,528,361	121,000	(41,407,641)	(38,720)

7. Amended to comply with the Commission’s comment.

8. Amended to comply with the Commission’s comment.

9. Amended to comply with the Commission’s comment.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

David R. Koos,

Chairman & CEO